UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Osage Bancshares, Inc.

(Name of Issuer)

Common Stock, $. 01 par value

(Title of Class of Securities)

68764U 10 6

(CUSIP Number)

Mark S. White

c/o Osage Bancshares, Inc.

239 East Main Street

Pawhuska, Oklahoma 74056

(918) 287-2919

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68764U 10 6
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark S. White
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 7,180
8. Shared Voting Power 83,016
9. Sole Dispositive Power 93,614
10. Shared Dispositive Power 54,077

11.         Aggregate Amount Beneficially Owned by Each Reporting Person

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.         Percent of Class Represented by Amount in Row (11) 5.20%

14. Type of Reporting Person (See Instructions) IN

CUSIP No. 68764U 10 6
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peggy J. White
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 54,077
9. Sole Dispositive Power 0
10. Shared Dispositive Power 54,077

11.         Aggregate Amount Beneficially Owned by Each Reporting Person

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.         Percent of Class Represented by Amount in Row (11) 1.9%

14. Type of Reporting Person (See Instructions) IN

Item 1.	Security Issuer

This statement relates to the common stock, $.01 par value (the “Common Stock”) of Osage Bancshares, Inc. (the “Issuer”) whose principal executive offices are located at 239 East Main Street, Pawhuska, Oklahoma 74056

Item 2.	Identity of Background

(a)	The names of the persons filing this statement are Mark S. and Peggy J. White (the “Reporting Persons”)

(b)	The principal business address of the Reporting Persons is 239 East Main Street, Pawhuska, Oklahoma 74056

(c)

The principal business occupation of Mark S. White is President of the Issuer whose address is 239 East Main Street, Pawhuska, Oklahoma 74056. The principal business occupation of Peggy J. White is homemaker.

(d)	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons have acquired a total of 147,691 shares for an aggregate consideration of approximately $453,862 in personal funds including 17,457 shares acquired through Mark S. White’s account in the Osage Federal Bank Employee Savings and Profit Sharing Plan (the “401(k) Plan”). In addition, a total of 11,482 shares have been allocated to Mr. White’s account in the Osage Federal Bank Employee Stock Ownership Plan (“ESOP”). Mr. White beneficially owns 53,904 shares which may be acquired pursuant to options issued under the Issuer’s 2007 Stock Compensation Incentive Plan and the Issuer’s 2004 Stock Option Plan which are currently exercisable or exercisable within 60 days hereof. Mark S. White also has beneficial ownership of 21,560 shares through the vesting (or vesting within 60 days hereof) of restricted stock awards under the Issuer’s 2007 Stock Compensation and Incentive Plan and the Issuer’s 2004 Restricted Stock Plan.

Item 4.	Purpose of Transaction

The shares of Common Stock beneficially owned by the Reporting Persons are being held for investment. From time to time, the Reporting Persons may acquire additional shares through the exercise of options, vesting of restricted stock awards, allocations of shares to Mr. White’s ESOP account, investment through Mr. White’s account in the 401(k) Plan, reinvestment of dividends and, depending on market conditions, open market purchases.

Except as provided above or except in Mark S. White’s official capacity as a director and President of the Issuer, none of the Reporting Persons have any present plans or proposals, either individually or in their capacities as trustees or executors which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the Board of Directors, (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (g) any material change in the Issuer’s business or corporate structure; (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

Mark S. White beneficially owns 147,691 shares of the Common Stock representing 5.20% of the shares of Common Stock outstanding including 54,077 shares owned jointly with Peggy J. White. Peggy J. White beneficially owns 54,077 shares of the Common Stock representing 1.94% of the shares outstanding including 54,077 shares owned jointly with Mark S. White.

(b)

Mark S. White has sole voting power over 7,180 shares of the Common Stock, shared voting power over 83,016 shares of the Common Stock (including 28,939 shares allocated to his account in the ESOP or held in his account in the 401(k) Plan), sole dispositive power over 93,614 shares of the Common Stock (including 53,904 shares that he may acquire pursuant to the exercise of options exercisable within 60 days hereof and scheduled vesting of 3,591 shares of restricted stock) issued under the 2007 Stock Compensation and Incentive Plan and 2004 Stock Option Plan and shared dispositive power over 54,077 shares of the Common Stock. Peggy J. White has shared voting and dispositive power over 54,077 shares of the Common Stock.

(c)

The Reporting Persons effected the following transactions since and during the 60 days prior to the date on which they became the beneficial owners of more than 5% of the Common Stock. All such transactions were effected by Mark S. White.

Date	Number of Shares	Purchase Price Per Share	Nature of Transaction
08/31/09	385	$8.50	Through 401(k) Plan

Mark S. White is also scheduled to become vested in options to purchase 8,977 shares of Common Stock and 3,591 shares of restricted stock under the Issuer’s 2004 Stock Option Plan and Restricted Stock Plans effective November 17, 2009.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Other than the Joint Filing Agreement attached as Exhibit 1, Mark S. White’s stock option agreements and restricted stock awards attached as Exhibit 2 and 3, respectively, or as otherwise disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material Required to be Filed as Exhibits
1.	Joint Filing Agreement among the Reporting Persons
2.	Option Agreements between Osage Banchsares, Inc. and Mark S. White
3.	Restricted Stock Awards to Mark S. White.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 28, 2009	/s/ Mark S. White
Mark S. White

Date:	September 28, 2009	/s/ Peggy J. White
Peggy J. White

EXHIBIT A

AGREEMENT RELATING TO FILING OF

JOINT STATEMENT PURSUANT TO

RULE 13d-1(k) UNDER

THE SECURITIES EXCHANGE ACT OF 1934

The Undersigned agree that the Statement of Schedule 13D to which this Agreement is attached is filed on behalf of each of them.

Date:	September 28, 2009	By:	/s/ Mark S. White
Mark S. White

		By:	/s/ Peggy J. White
Peggy J. White

STOCK OPTION AGREEMENT

FOR INCENTIVE STOCK OPTIONS UNDER SECTION 422

OF THE INTERNAL REVENUE CODE

PURSUANT TO THE

OSAGE FEDERAL FINANCIAL, INC.

2004 STOCK OPTION PLAN

FOR THE PRESIDENT

STOCK OPTIONS for a total of 28,516 shares of Common Stock of Osage Federal Financial, Inc. (the “Company”), which Option is intended to qualify as an Incentive Stock Option under Section 422 of the Internal Revenue Code of 1986, as amended, is hereby granted to Mark S. White (the “Optionee”), at the price determined as provided in, and in all respects subject to the terms, definitions and provisions of the 2004 Stock Option Plan (the “Plan”) adopted by the Company which is incorporated by reference herein, receipt of which is hereby acknowledged.

1.         Option Price. The Option price is $12.10 for each Share, being 100% of the fair market value, as determined by the Committee, of the Common Stock on the date of grant of this Option (November 17, 2004).

2.         Exercises of Option. This Option shall be exercisable in accordance with provisions of the Plan, provided the holder of such Option is an employee, director or director emeritus of the Company as of such date, as follows:

(a)	Schedule of Rights to Exercise.

Date	Options	Percentage of Total Shares Awarded Which Are Exercisable/ Non-forfeitable

Upon grant	0	0%
As of November 17, 2005	5,703	20%
As of November 17, 2006	5,703	40%
As of November 17, 2007	5,703	60%
As of November 17, 2008	5,703	80%
As of November 17, 2009	5,704	100%

A.        Such Options awarded to the Optionee are intended to satisfy the requirements of “incentive stock options” (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

B.        Options awarded to the Optionee shall continue to vest annually during such period that he serves as an employee, director or director emeritus of Osage Federal Bank (the “Bank”) or the Company.

C.         Notwithstanding anything herein to the contrary, in no event shall any Options granted herein be exercisable for a period of six months from the Date of Grant, except in the event of the death or Disability of the Optionee or a Change in Control of the Company. Upon such occurrences, all such Options shall be immediately 100% vested and exercisable.

D.        Upon termination of service for any reason, other than Disability or death, such Options shall cease to be exercisable three months from the date of termination of employment.

E.        Upon Disability, all Options shall be deemed immediately exercisable for a period not to exceed one year from such date of Disability.

F.        Upon death, all Options shall be immediately exercisable by the estate for two years from the date of death, not to exceed initial option term.

(b)       Method of Exercise. This Option shall be exercisable by a written notice which shall:

(i)        State the election to exercise the Option, the number of Shares with respect to which it is being exercised, the person in whose name the stock certificate or certificates for such Shares of Common Stock is to be registered, his address and Social Security Number (or if more than one, the names, addresses and Social Security Numbers of such persons);

(ii)       Contain such representations and agreements as to the holder’s investment intent with respect to such shares of Common Stock as may be satisfactory to the Company’s counsel;

(iii)      Be signed by the person or persons entitled to exercise the Option and, if the Option is being exercised by any person or persons other than the Optionee, be accompanied by proof, satisfactory to counsel for the Company, of the right of such person or persons to exercise the Option; and

(iv)      Be in writing and delivered in person or by certified mail to the Treasurer of the Company.

Payment of the purchase price of any Shares with respect to which the Option is being exercised shall be by shares of Company Common Stock, certified or bank cashier’s or teller’s check. The certificate or certificates for shares of Common Stock as to which the Option shall be exercised shall be registered in the name of the person or persons exercising the Option.

(c)       Restrictions on Exercise. This Option may not be exercised if the issuance of the Shares upon such exercise would constitute a violation of any applicable federal or state securities or other law or valid regulation. As a condition to the Optionee’s exercise of this Option, the Company may require the person exercising this Option to make any representation and warranty to the Company as may be required by any applicable law or regulation.

3.         Non-transferability of Option. This Option may not be transferred in any manner otherwise than by will or the laws of descent or distribution and may be exercised during the lifetime of the Optionee only by the Optionee. The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

4.         Term of Option. This Option may not be exercised more than ten (10) years from the date of grant of this Option, as set forth below, and may be exercised during such term only in accordance with the Plan and the terms of this Option.

5.         Related Matters. Notwithstanding anything herein to the contrary, additional conditions or restrictions related to such Options may be contained in the Plan or the resolutions of the Plan Committee authorizing such grant of Options.

Osage Federal Financial, Inc.

Date of Grant:	November 17, 2004	By:	/s/ Mark A. Formby

Attest:

/s/ Frances Altaffer

[SEAL]

OPTIONEE ACKNOWLEDGEMENT

/s/ Mark S. White			1-24-05
OPTIONEE			DATE

OSAGE BANCSHARES, INC.

STOCK OPTION ASSUMPTION AGREEMENT

OPTIONEE:	Mark W. White

THIS STOCK OPTION ASSUMPTION AGREEMENT is hereby issued as of the 17th day of January, 2007, by Osage Bancshares, Inc., a Maryland corporation (the “Company”), in connection with the conversion of Osage Federal Bank, from a mutual holding company form of organization to the stock holding company form in accordance with the Plan of Conversion and Reorganization and the exchange of shares of common stock of Osage Federal Financial, Inc., a federal corporation (“Old Mid-Tier”) shares for Company shares.

WHEREAS, the undersigned individual (“Optionee”) holds one or more outstanding options to purchase shares of the Old Mid-Tier common stock, pursuant to the Osage Federal Financial, Inc. 2004 Stock Option Plan (the “Plan”); and

WHEREAS, in connection with the Plan of Conversion and Reorganization, each option to purchase shares of the Old Mid-Tier common stock issued and outstanding pursuant to the Plan shall be converted into an option to purchase shares of Company common stock, adjusted in accordance with the Plan of Conversion and Reorganization.

(1)       The shares of the Old Mid-Tier common stock subject to outstanding stock options under the Plan, and the exercise price per share, held by Optionee immediately prior to the Effective Time are set forth in Exhibit A hereto.

(2)       The Company hereby assumes, as of the effective date of the Plan of Conversion and Reorganization, the duties and obligations of the Old Mid-Tier under the Plan, the award agreements issued pursuant to the Plan, or similar documentation containing the terms and conditions of the stock option grants.

(3)       The number of shares of Company common stock subject to each outstanding option, and the exercise price per share, shall be adjusted in accordance with the conversion exchange ratio. Accordingly, the number of shares and the exercise price per share of the Company common stock held by the former Old Mid-Tier option holders following such adjustment is as specified in Exhibit A hereto.

(4)       The following additional provisions shall govern each Old Mid-Tier option hereby assumed by the Company:

(1)       Unless the context otherwise requires, henceforth references to the “Old Mid-Tier” in the plan document or award agreements shall mean the Company, to “Common Stock” or “Stock” shall mean Company common stock, to the “Board of Directors” shall mean the Board of Directors of the Company, to the “Committee” shall mean to the Committee of the Company that administers the Plan.

(2)	The grant date and the expiration date for each assumed Company stock option and all other provisions governing either the exercise, termination or expiration of the stock options shall remain in effect, and shall accordingly govern Optionee’s rights with respect to such stock options.

(3)       The adjusted exercise price payable for the Company common stock subject to each assumed Old Mid-Tier stock option shall be payable in any of the forms authorized by the Plan or award agreement issued by the Old Mid-Tier.

(4)       In order to exercise each assumed stock option, Optionee must deliver to the Company a written notice of exercise, indicating the number of shares of Company common stock to be purchased, accompanied by payment of the adjusted exercise price. Such notice and payment shall be delivered to Company at the following address:

Osage Bancshares, Inc., 239 East Main Street, Pawhuska, Oklahoma 74056

(5)       Except to the extent specifically modified by this Stock Option Assumption Agreement, the terms and conditions of each award agreement in effect prior to the effective date of the Plan of Conversion and Reorganization shall continue in full force and effect.

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IN WITNESS WHEREOF, the Company has caused this Stock Option Assumption Agreement to be executed on its behalf by its duly authorized officer as of the 28th day of February, 2007.

OSAGE BANCSHARES, INC.

By:	/s/ Sue Allen Smith

Title:	V.P. - CFO

ACKNOWLEDGMENT

The undersigned Optionee acknowledges receipt of this Stock Option Assumption Agreement and understands and acknowledges that all rights and liabilities with respect to each Old Mid-Tier stock option hereby assumed by the Company are as set forth only in the applicable award agreement, the Plan or this Stock Option Assumption Agreement, and that no other agreements exist with respect to such Old Mid-Tier stock options. The undersigned Optionee also acknowledges that, except to the extent specifically modified by this Stock Option Assumption Agreement, all of the terms and conditions of the award agreement in effect immediately prior to the effective date of the Plan of Conversion and Reorganization shall continue in full force and effect and shall not be otherwise affected by this Stock Option Assumption Agreement. The undersigned further acknowledges that the Old Mid-Tier stock options described in Exhibit A hereto constitute all of the options to purchase Old Mid-Tier common stock that the undersigned Optionee held immediately prior to the effective date of the Plan of Conversion and Reorganization.

OPTIONEE

/s/ Mark S. White

Date:	2/28/07

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EXHIBIT A

Optionee’s Outstanding Options to Purchase Shares of Osage Federal Financial, Inc. Common Stock

(Pre-Second Step Conversion)

Date of Option Grant 11/17/04	Number of Outstanding Stock Options 28,516	Type of Option Incentive	Exercise Price Per Share $12.10

Optionee’s Outstanding Options to Purchase Shares of Osage Bancshares, Inc. Common Stock

(Post-Second Step Conversion)

Date of Option Grant 11/17/04	Number of Outstanding Stock Options 44,881	Type of Option Incentive	Exercise Price Per Share $7.69

STOCK OPTION AGREEMENT

FOR NON-STATUTORY STOCK OPTIONS

PURSUANT TO THE

OSAGE BANCSHARES, INC.

2007 STOCK COMPENSATION AND INCENTIVE PLAN

FOR OFFICERS AND EMPLOYEES

STOCK OPTIONS for a total of 11,853 shares of Common Stock of Osage Bancshares, Inc. (the “Company”) is hereby granted to Mark S. White, (the “Optionee”), at the price determined as provided in, and in all respects subject to the terms, definitions and provisions of the 2007 Stock Compensation and Incentive Plan (the “Plan”) adopted by the Company which is incorporated by reference herein, receipt of which is hereby acknowledged. Such stock options do not comply with Options granted under Section 422 of the Internal Revenue Code of 1986, as amended.

1.         Option Price. The Option price is $10.00 for each Share, being 100% of the fair market value, as determined by the Committee, of the Common Stock on the date of grant of this Option (December 21, 2007).

2.         Exercises of Option. This Option shall be exercisable in accordance with provisions of the Plan, provided the holder of such Option is an employee, director or director emeritus of the Company as of such date, as follows:

(a)	Schedule of Rights to Exercise.

Date	Options	Percentage of Total Shares Awarded Which Are Exercisable/ Non-forfeitable

Upon grant	0	0%
As of December 21, 2008	5,926	50%
As of December 21, 2009	5,927	100%

A.        Options awarded to the Optionee shall continue to vest annually during such period that he serves as an employee, director or director emeritus of Osage Federal Bank (the "Bank") or the Company.

B.        Notwithstanding anything herein to the contrary, in no event shall any Options granted herein be exercisable for a period of six months from the Date of Grant, except in the event of

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the death or Disability of the Optionee or a Change in Control of the Company. Upon such occurrences, all such Options shall be immediately 100% vested and exercisable.

C.        Upon termination of service for any reason, other than Disability or death, such Options shall cease to be exercisable three months from the date of termination of employment.

D.        Upon Disability, all Options shall be deemed immediately exercisable for a period not to exceed one year from such date of Disability.

E.        Upon death, all Options shall be immediately exercisable by the estate for two years from the date of death, not to exceed initial option term.

(b)       Method of Exercise. This Option shall be exercisable by a written notice which shall:

(i)        State the election to exercise the Option, the number of Shares with respect to which it is being exercised, the person in whose name the stock certificate or certificates for such Shares of Common Stock is to be registered, his address and Social Security Number (or if more than one, the names, addresses and Social Security Numbers of such persons);

(ii)       Contain such representations and agreements as to the holder’s investment intent with respect to such shares of Common Stock as may be satisfactory to the Company’s counsel;

(iii)      Be signed by the person or persons entitled to exercise the Option and, if the Option is being exercised by any person or persons other than the Optionee, be accompanied by proof, satisfactory to counsel for the Company, of the right of such person or persons to exercise the Option; and

(iv)      Be in writing and delivered in person or by certified mail to the Treasurer of the Company.

Payment of the purchase price of any Shares with respect to which the Option is being exercised shall be by shares of Company Common Stock, certified check, bank cashier’s or teller’s check. Common Stock utilized in full or partial payment of the exercise price must have been owned by the party exercising such Option for not less than six months prior to the date of exercise of such Option, and such Common Stock shall be valued at the Fair Market Value at the date of exercise. The Company shall accept full or partial payment in Common Stock only to the extent permitted by applicable law. The certificate or certificates for shares of Common Stock as to which the Option shall be exercised shall be registered directly in the name of the person or persons exercising the Option or held in a brokerage or trust account for the benefit of such person or persons.

(c)       Restrictions on Exercise. This Option may not be exercised if the issuance of the Shares upon such exercise would constitute a violation of any applicable federal

2

or state securities or other law or valid regulation. As a condition to the Optionee’s exercise of this Option, the Company may require the person exercising this Option to make any representation and warranty to the Company as may be required by any applicable law or regulation.

3.         Non-transferability of Option. This Option may not be transferred in any manner otherwise than by will or the laws of descent or distribution and may be exercised during the lifetime of the Optionee only by the Optionee. The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee. Notwithstanding the foregoing, such Options may be transferred for estate planning purposes in connection with Section 6.1(a)(iii) of the Plan.

4.         Term of Option. This Option may not be exercised more than ten (10) years from the Date of Grant of this Option, as set forth below, and may be exercised during such term only in accordance with the Plan and the terms of this Option Award Agreement. Notwithstanding anything herein in to the contrary, to the extent that the Optionee shall be deemed a 10% stockholder in accordance with Sections 422 and 318 of the Code, then with respect to ISOs, the Option exercise price shall be 110% of the exercise price noted above, and the option term shall be only 5 years from the Date of Grant.

5.         Adjustments. Subject to any required action by the stockholders of the Company, the number of Shares of Common Stock covered by this Award and the exercise price per Share shall be proportionately adjusted for the following events occurring after the Date of Grant: upon any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution with respect to the Common Stock (whether in the form of securities or property); any exchange of Common Stock or other securities of the Company, or any similar, unusual or extraordinary corporate transaction affecting the Common Stock; or a sale of all or substantially all the business or assets of the Company in its entirety.

6.         Related Matters. Notwithstanding anything herein to the contrary, additional conditions or restrictions related to such Options may be contained in the Plan or the resolutions of the Plan Committee authorizing such grant of Options.

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Osage Bancshares, Inc.

Date of Grant:	12-21/07	By:	/s/ Martha M. Hayes

Attest:

/s/ Frances Altaffer

[SEAL]

OPTIONEE ACKNOWLEDGEMENT

/s/ Mark S. White			2/12/08
OPTIONEE			DATE

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STOCK OPTION AGREEMENT

FOR INCENTIVE STOCK OPTIONS UNDER SECTION 422

OF THE INTERNAL REVENUE CODE

PURSUANT TO THE

OSAGE BANCSHARES, INC.

2007 STOCK COMPENSATION AND INCENTIVE PLAN

FOR OFFICERS AND EMPLOYEES

STOCK OPTIONS for a total of 33,265 shares of Common Stock of Osage Bancshares, Inc. (the “Company”), which Option is intended to qualify as an Incentive Stock Option under Section 422 of the Internal Revenue Code of 1986, as amended, is hereby granted to Mark S. White, (the “Optionee”), at the price determined as provided in, and in all respects subject to the terms, definitions and provisions of the 2007 Stock Compensation and Incentive Plan (the “Plan”) adopted by the Company which is incorporated by reference herein, receipt of which is hereby acknowledged.

1.         Option Price. The Option price is $10.00 for each Share, being 100% of the fair market value, as determined by the Committee, of the Common Stock on the date of grant of this Option (December 21, 2007).

2.         Exercises of Option. This Option shall be exercisable in accordance with provisions of the Plan, provided the holder of such Option is an employee, director or director emeritus of the Company as of such date, as follows:

(a)	Schedule of Rights to Exercise.

Date	Options	Percentage of Total Shares Awarded Which Are Exercisable/ Non-forfeitable

Upon grant	0	0%
As of December 21, 2008	3,097	20%
As of December 21, 2009	3,096	40%
As of December 21, 2010	9,024	60%
As of December 21, 2011	9,024	80%
As of December 21, 2012	9,024	100%

1

A.        Such Options awarded to the Optionee are intended to satisfy the requirements of (incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

B.        Options awarded to the Optionee shall continue to vest annually during such period that he serves as an employee, director or director emeritus of Osage Federal Bank (the "Bank") or the Company.

C.        Notwithstanding anything herein to the contrary, in no event shall any Options granted herein be exercisable for a period of six months from the Date of Grant, except in the event of the death or Disability of the Optionee or a Change in Control of the Company. Upon such occurrences, all such Options shall be immediately 100% vested and exercisable.

D.        Upon termination of service for any reason, other than Disability or death, such Options shall cease to be exercisable three months from the date of termination of employment.

E.        Upon Disability, all Options shall be deemed immediately exercisable for a period not to exceed one year from such date of Disability.

F.        Upon death, all Options shall be immediately exercisable by the estate for two years from the date of death, not to exceed initial option term.

(b)       Method of Exercise. This Option shall be exercisable by a written notice which shall:

(i)        State the election to exercise the Option, the number of Shares with respect to which it is being exercised, the person in whose name the stock certificate or certificates for such Shares of Common Stock is to be registered, his address and Social Security Number (or if more than one, the names, addresses and Social Security Numbers of such persons);

(ii)       Contain such representations and agreements as to the holder’s investment intent with respect to such shares of Common Stock as may be satisfactory to the Company’s counsel;

(iii)      Be signed by the person or persons entitled to exercise the Option and, if the Option is being exercised by any person or persons other than the Optionee, be accompanied by proof, satisfactory to counsel for the Company, of the right of such person or persons to exercise the Option; and

(iv)      Be in writing and delivered in person or by certified mail to the Treasurer of the Company.

Payment of the purchase price of any Shares with respect to which the Option is being exercised shall be by shares of Company Common Stock, certified check, bank cashier’s or teller’s check. Common Stock utilized in full or partial payment of the exercise price must have

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been owned by the party exercising such Option for not less than six months prior to the date of exercise of such Option, and such Common Stock shall be valued at the Fair Market Value at the date of exercise. The Company shall accept full or partial payment in Common Stock only to the extent permitted by applicable law. The certificate or certificates for shares of Common Stock as to which the Option shall be exercised shall be registered directly in the name of the person or persons exercising the Option or held in a brokerage or trust account for the benefit of such person or persons.

(c)       Restrictions on Exercise. This Option may not be exercised if the issuance of the Shares upon such exercise would constitute a violation of any applicable federal or state securities or other law or valid regulation. As a condition to the Optionee’s exercise of this Option, the Company may require the person exercising this Option to make any representation and warranty to the Company as may be required by any applicable law or regulation.

3.         Non-transferability of Option. This Option may not be transferred in any manner otherwise than by will or the laws of descent or distribution and may be exercised during the lifetime of the Optionee only by the Optionee. The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

4.         Term of Option. This Option may not be exercised more than ten (10) years from the Date of Grant of this Option, as set forth below, and may be exercised during such term only in accordance with the Plan and the terms of this Option Award Agreement. Notwithstanding anything herein in to the contrary, to the extent that the Optionee shall be deemed a 10% stockholder in accordance with Sections 422 and 318 of the Code, then with respect to ISOs, the Option exercise price shall be 110% of the exercise price noted above, and the option term shall be only 5 years from the Date of Grant.

5.         Adjustments. Subject to any required action by the stockholders of the Company, the number of Shares of Common Stock covered by this Award and the exercise price per Share shall be proportionately adjusted for the following events occurring after the Date of Grant: upon any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution with respect to the Common Stock (whether in the form of securities or property); any exchange of Common Stock or other securities of the Company, or any similar, unusual or extraordinary corporate transaction affecting the Common Stock; or a sale of all or substantially all the business or assets of the Company in its entirety.

6.         Related Matters. Notwithstanding anything herein to the contrary, additional conditions or restrictions related to such Options may be contained in the Plan or the resolutions of the Plan Committee authorizing such grant of Options.

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Osage Bancshares, Inc.

Date of Grant:	12-21-07	By:	/s/ Martha M. Hayes

Attest:

/s/ Frances Altaffer

[SEAL]

OPTIONEE ACKNOWLEDGEMENT

/s/ Mark S. White			2/12/08
OPTIONEE			DATE

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RESTRICTED STOCK AGREEMENT

PURSUANT TO THE

OSAGE FEDERAL BANK

2004 RESTRICTED STOCK PLAN

FOR THE PRESIDENT

This Agreement shall constitute an award of Restricted Stock (“Award”) for a total of 11,406 shares of Common Stock of Osage Federal Financial, Inc. (the “Corporation”), which is hereby granted to Mark S. White, President (the “Participant”) at the price determined as provided herein, and in all respects subject to the terms, definitions and provisions of the Osage Federal Bank 2004 Restricted Stock Plan (the “Plan”) adopted by Osage Federal Bank (the “Bank”) which is incorporated by reference herein, receipt of which is hereby acknowledged.

1.         Purchase Price. The purchase price for each share of Common Stock awarded by this Agreement is $0.00.

2.         Vesting of Plan Awards. The Award of such Common Stock shall be deemed non-forfeitable in accordance with the provisions of the Plan, provided the holder of such Award is an employee, director or director emeritus of the Bank as of such date, as follows:

(a)	Schedule of Vesting of Awards.

Date	Number of Shares	Percentage of Total Shares Awarded Which Are Non-forfeitable

Upon Grant	0	0%
As of November 17, 2005	2,281	20%
As of November 17, 2006	2,281	40%
As of November 17, 2007	2,281	60%
As of November 17, 2008	2,281	80%
As of November 17, 2009	2,282	100%

(b)   Restrictions on Awards. This Award may not be delivered to the recipient if the issuance of the Shares pursuant to the Award would constitute a violation of any applicable federal or state securities or other law or valid regulation. As a condition to the Participant’s receipt of this Award, the Bank may require the person receiving this Award to make any representation and warranty to the Bank as may be required by any applicable law or regulation.

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3.     Non-transferability of Award. This Award may not be transferred in any manner prior to such Award, or portion thereof, being deemed non-forfeitable. Notwithstanding anything herein or in the Plan to the contrary, all Shares subject to an Award held by a Participant whose employment or service with the Bank or the Corporation terminates due to death shall be deemed 100% earned and nonforfeitable as of the Participant’s last date of employment or service with the Corporation or the Bank and shall be distributed as soon as practicable thereafter to the Beneficiary as set forth in accordance with the Plan.

4.     Other Restrictions on Award. This Award shall be subject to such other restrictions and limitations as are contained in the Plan or as determined by the Plan Committee administering such Plan. Such Award shall be immediately 100% vested upon death or Disability (as determined by the Plan Committee) of the Participant or upon a Change in Control of the Corporation or the Bank.

Osage Federal Bank

Date of Grant	November 17, 2004	By:	/s/ Mark A. Formby

Attest:	/s/ Francis Altaffer

[SEAL]

PARTICIPANT ACKNOWLEDGEMENT

/s/ Mark S. White	1/24/05
PARTICIPANT	DATE

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OSAGE FEDERAL BANK

2004 RESTRICTED STOCK PLAN

RESTRICTED STOCK EXCHANGE AGREEMENT

PARTICIPANT:	/s/ Mark S. White

THIS RESTRICTED STOCK EXCHANGE AGREEMENT is hereby issued as of the 17th day of January, 2007, by Osage Federal Bank, in connection with the conversion of Osage Federal Bank, from a mutual holding company form of organization to the stock holding company form in accordance with the Plan of Conversion and Reorganization and the exchange of shares of common stock of Osage Federal Financial, Inc., a federal corporation (“Old Mid-Tier”) shares for shares of Osage Bancshares, Inc., a Maryland corporation (the “Company”).

WHEREAS, the undersigned individual (“Participant”) holds one or more outstanding awards of restricted stock for shares of the Old Mid-Tier common stock, pursuant to the Osage Federal Bank 2004 Restricted Stock Plan (the “Plan”); and

WHEREAS, in connection with the Plan of Conversion and Reorganization, each award of restricted stock for shares of the Old Mid-Tier common stock issued and outstanding pursuant to the Plan shall be converted into an award of shares of Company common stock, adjusted in accordance with the Plan of Conversion and Reorganization.

(1) The shares of the Old Mid-Tier common stock subject to outstanding stock awards under the Plan held by Participant immediately prior to the Effective Time are set forth in Exhibit A hereto.

(2) The number of shares of Company common stock subject to each outstanding stock award, shall be adjusted in accordance with the conversion exchange ratio. Accordingly, the number of shares of the Company common stock held by the former Old Mid-Tier Participants following such adjustment is as specified in Exhibit A hereto.

(3)	The following additional provisions shall govern each Old Mid-Tier restricted stock award:

(1)

Unless the context otherwise requires, henceforth references to the “Old Mid-Tier” in the plan document or award agreements shall mean the Company, to “Common Stock” or “Stock” shall mean Company common stock, to the “Board of Directors” shall mean the Board of Directors of the Company, to the “Committee” shall mean to the Committee of the Company that administers the Plan.

(2)

Except to the extent specifically modified by this Restricted Stock Exchange Agreement, the terms and conditions of each restricted stock award agreement in effect prior to the effective date of the Plan of Conversion and Reorganization shall continue in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Restricted Stock Exchange Agreement to be executed on its behalf by its duly authorized officer as of the 28th day of February, 2007.

OSAGE FEDERAL BANK

By:	/s/ Sue Allen Smith

Title	Vice President/CFO

ACKNOWLEDGMENT

The undersigned Participant acknowledges receipt of this Restricted Stock Exchange Agreement and understands and acknowledges, and that no other agreements exist with respect to such Old Mid-Tier restricted stock awards. The undersigned Participant also acknowledges that, except to the extent specifically modified by this Restricted Stock Exchange Agreement, all of the terms and conditions of the restricted stock award agreement in effect immediately prior to the effective date of the Plan of Conversion and Reorganization shall continue in full force and effect and shall not be otherwise affected by this Restricted Stock Exchange Agreement. The undersigned further acknowledges that the Old Mid-Tier restricted stock awards described in Exhibit A hereto constitute all of the restricted stock awards for Old Mid-Tier common stock that the undersigned Participant held immediately prior to the effective date of the Plan of Conversion and Reorganization.

PARTICIPANT

/s/ Mark S. White

Date:	2/28/07

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EXHIBIT A

Participant’s Outstanding Restricted Stock Awards for Shares of Osage Federal Financial, Inc. Common Stock

(Pre-Second Step Conversion)

Date of Award	Number of Outstanding Restricted Stock Awards
11/17/04	6,844

Participant’s Outstanding Restricted Stock Awards for Shares of Osage Bancshares, Inc. Common Stock

(Post-Second Step Conversion)

Date of Award	Number of Outstanding Restricted Stock Awards
11/17/04	10,771

RESTRICTED STOCK AGREEMENT

PURSUANT TO THE

OSAGE BANCSHARES, INC.

2007 STOCK COMPENSATION AND INCENTIVE PLAN

FOR OFFICERS AND EMPLOYEES

This Agreement shall constitute an award of Restricted Stock (“Award”) for a total of 18,047 shares of Common Stock of Osage Bancshares, Inc. (the “Corporation”), which is hereby granted to Mark S. White (the “Participant”) at the price determined as provided herein, and in all respects subject to the terms, definitions and provisions of the Osage Bancshares, Inc. 2007 Stock Compensation and Incentive Plan (the “Plan”) adopted by the Corporation which is incorporated by reference herein, receipt of which is hereby acknowledged.

1.         Purchase Price. The purchase price for each share of Common Stock awarded by this Agreement is $0.00.

2.         Vesting of Plan Awards. The Award of such Common Stock shall be deemed non-forfeitable in accordance with the provisions of the Plan, provided the holder of such Award is an employee, director or director emeritus of the Bank as of such date, as follows:

(a)	Schedule of Vesting of Awards.

Date	Options	Percentage of Total Shares Awarded Which Are Non-forfeitable

Upon Grant	0	0%
As of December 21, 2008	3,609	20%
As of December 21, 2009	3,609	40%
As of December 21, 2010	3,609	60%
As of December 21, 2011	3,610	80%
As of December 21, 2012	3,610	100%

(b)        Restrictions on Awards. This Award may not be delivered to the recipient if the issuance of the Shares pursuant to the Award would constitute a violation of any applicable federal or state securities or other law or valid regulation. As a condition to the Participant’s receipt of this Award, the Corporation may require the person receiving this Award to make any representation and warranty to the Corporation as may be required by any applicable law or regulation.

3.            Non-transferability of Award. This Award may not be transferred in any manner prior to such Award, or portion thereof, being deemed non-forfeitable. Notwithstanding anything herein or in the Plan to the contrary, all Shares subject to an Award held by a Participant whose employment or service with the Bank or the Corporation terminates due to death shall be deemed 100% earned and nonforfeitable as of the Participant’s last date of employment or service with the Corporation or the Bank and shall be distributed as soon as practicable thereafter to the Beneficiary as set forth in accordance with the Plan.

4.            Other Restrictions on Award. This Award shall be subject to such other restrictions and limitations as are contained in the Plan or as determined by the Plan Committee administering such Plan. Such Award shall be immediately 100% vested upon death or Disability (as determined by the Plan Committee) of the Participant or upon a Change in Control of the Corporation or the Bank.

5.            Adjustments. Subject to any required action by the stockholders of the Corporation, the number of Shares of Common Stock covered by this Award shall be proportionately adjusted for the following events occurring after the date of grant: upon any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution with respect to the Common Stock (whether in the form of securities or property); any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction affecting the Common Stock; or a sale of all or substantially all the business or assets of the Corporation in its entirety.

Osage Bancshares, Inc.

Date of Grant:	12-21-07	By:	/s/ Martha M. Hayes

Attest:
/s/ Frances Altaffer

[SEAL]

PARTICIPANT ACKNOWLEDGEMENT

/s/ Mark S. White		2/12/08
PARTICIPANT		Date

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